Peter Berkman

Peter Berkman Attorney PLLC

Fl Bar No. 110330

18865 SR 54 #110

Lutz, FL 33558

Phone: 813.600.2971

Mobile: 813.743.5057

Facsimile: 888.413.0890

Email:peter@peterberkmanlaw.com

Website: www.peterberkmanlaw.com

June 4, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, DC 20549

RE:	Beyond Wellness International, Inc. Offering Statement on Form 1-A/A [Amendment No. 3] File No. 024-11173

Dear Sir and Madam:

The above-referenced Amendment No. 3 to the Form 1-A was filed on June 4, 2020. In response to your letter of June 2, 2020, please note the following changes and corrections [with reference to your Comment numbers]:

1.	Additional disclosure regarding COVID-19, pursuant to the CF Disclosure Guidance, has been made to the Risk Factors on page 13 and the Management Discussion and Analysis on page 24.

2.	The Dilution numbers have been corrected, and the typographical error corrected, on pages 17-18.

3.	The description of the proposed Linear transaction as described on page 21 is correct. The Letter of Intent (Exh. 6.7) describes the acquisition by the Company of “49%” of the total 80% of PrimaPharma proposed to be acquired by the Company and Linear. This equates to a purchase of approximately 39% of PrimaPharma by the Company.

4.	The Statement of Cash Flows has been revised at page 56.

5.	The Audit Report date has been corrected, and the Consent redated.

6.	The forms of Series “A”, “C”, and “D” Common Stock Purchase Warrants have been added as Exhibits.

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We respectfully request that the Offering Circular be Qualified following your review of this Amendment.

Very truly yours,

Peter Berkman, Esq

Real Estate	Business Planning	Trusts & Estates	Bankruptcy	Securities Regulation

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